FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*			2. Issuer Name **and** Ticker or Trading Symbol Occidental Petroleum Corporation OXY		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)	
Swan Richard A.					___ Director	___ 10% Owner
(Last) (First) (Middle)			3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 08/15/2002	X Officer (give title below)	___ Other (specify below)
Occidental Petroleum Corporation 10889 Wilshire Boulevard				5. If Amendment, Date of Original (Month/Year)	Vice President – Health, Environment and Safety	
(Street)					7. Individual or Joint/Group Filing (Check Applicable Line)	
Los Angeles California 90024					X Form filed by One Reporting Person	
(City) (State) (Zip)					___ Form filed by More than One Reporting Person	

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	08/15/2002	M		15,125	A	$20.5000		D	
Common Stock	08/15/2002	S		15,125	D	$28.7100	1,869	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Dereivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Common Stock	$20.5000	08/15/02	M			15,125	*	07/14/09	Common Stock	15,125		4,875	D	

Explanation of Responses:

*   The option vested in three equal annual installments beginning on July 14, 2000.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed.
      If space is insufficient, *see* Instruction 6 for procedure.

/s/ CHRISTEL H. PAULI   September 9, 2002

**Signature of Reporting Person   Date
Christel H. Pauli, Attorney-in-Fact
for Richard A. Swan

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POWER OF ATTORNEY

Know all by those present, that the undersigned hereby constitutes and appoints each of Donald P. de Brier, Christel H. Pauli and Linda S. Peterson, signing singly, the undersigned's true and lawful attorney-in-fact to:

1. Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Occidental Petroleum Corporation (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

2. Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 and 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3. Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. **The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934**.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of January, 2001.

/s/ RICHARD A. SWAN
Richard A. Swan